U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            For the Month of MAY 2003

                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)

      Floor 21, Millennium Tower, Handelskai 94-96, a-1200, Vienna, Austria
                              011 (43) 1 24025 102
              (Address and telephone number of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          []  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                 ------

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                 ------

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes          No   X
                        ------      ------

If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection  with  Rule  12g3-2(b):  82-               .
                                       ---------------

                                [GRAPHIC OMITED]



                                MFC BANCORP LTD.




                      NOTICE OF ANNUAL AND SPECIAL MEETING
                          AND MANAGEMENT PROXY CIRCULAR



                         Time:  Friday, June 27, 2003
                                at 9:00 a.m.

                         Place: Suite 1620, 400 Burrard  Street
                                Vancouver, British Columbia
                                Canada  V6C  3A6

                                MFC BANCORP LTD.

================================================================================
              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 27, 2003
================================================================================

TO:     The  Shareholders  of  MFC  Bancorp  Ltd.

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of MFC Bancorp Ltd. (the "Corporation") will be held in Vancouver, British Columbia, at Suite 1620, 400 Burrard Street, Vancouver, British Columbia on Friday, the 27th day of June, 2003, at 9:00 a.m. (Vancouver time), for the following purposes:

1. To receive and consider the comparative financial statements of the Corporation for the financial year ended December 31, 2002, together with the report of the auditors thereon;

2.     To  elect  one  Class  I  director  and  one  Class  III  director;

3. To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration for the ensuing year;

4. To consider, and if thought fit, to pass an ordinary resolution ratifying, confirming and approving the adoption by the directors of the Corporation of an Amended and Restated Shareholder Rights Plan which will replace the Corporation's previous plan. The full text of such ordinary resolution is set out in Exhibit "A" to the accompanying Proxy Circular; and

5. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is a Proxy Circular, a Form of Proxy, the comparative financial statements of the Corporation for the financial year ended December 31, 2002, and a form whereby shareholders may request to be added to the Corporation's supplemental mailing list. The accompanying Proxy Circular provides information relating to the matters to be dealt with at the Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the accompanying Form of Proxy in accordance with the instructions set out in the Form of Proxy and in the Proxy Circular accompanying this Notice of Meeting. A proxy will not be valid unless it is deposited at the office of the Corporation, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

DATED  this  19th  day  of  May,  2003.

                                   BY  ORDER  OF  THE  BOARD  OF  DIRECTORS

                                   /s/  Michael  J.  Smith
                                   --------------------------------------
                                   MICHAEL  J.  SMITH
                                   President

================================================================================
IF YOU ARE A NON-REGISTERED SHAREHOLDER OF THE CORPORATION AND RECEIVE THESE MATERIALS THROUGH YOUR BROKER OR THROUGH ANOTHER INTERMEDIARY, PLEASE COMPLETE AND RETURN THE MATERIALS IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED TO YOU BY YOUR BROKER OR BY THE OTHER INTERMEDIARY. FAILURE TO DO SO MAY RESULT IN YOUR SHARES NOT BEING ELIGIBLE TO BE VOTED BY PROXY AT THE MEETING.
================================================================================

                                MFC BANCORP LTD.

================================================================================
                            MANAGEMENT PROXY CIRCULAR
================================================================================

   INFORMATION PROVIDED AS AT MAY 15, 2003, EXCEPT AS OTHERWISE STATED, FOR THE
    ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 27, 2003 (THE
                                   "MEETING").
================================================================================

This management proxy circular (the "Proxy Circular") is furnished in connection with the solicitation of proxies by management of MFC Bancorp Ltd. (the "Corporation") for use at the Meeting, and at any adjournments thereof, at the time and place and for the purposes set forth in the accompanying notice of meeting dated May 19, 2003 (the "Notice of Meeting").

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Notice of Meeting, Form of Proxy (the "Proxy") and this Proxy Circular will be mailed to shareholders of the Corporation (the "Shareholders") commencing on or about May 20, 2003. In this Proxy Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

                                   RECORD DATE

The directors of the Corporation have set the close of business on May 15, 2003 as the record date (the "Record Date") for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a Shareholder of record transfers its common shares and the transferee (the "Transferee"), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with the Secretary of the Corporation, c/o Suite 1000, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

                           APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are management's representatives. A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the Proxy or by completing another proper Proxy and, in either case, delivering the completed Proxy to the Corporation, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournments thereof.

                                VOTING OF PROXIES

If the Proxy is completed, signed and delivered to the Corporation, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the Shareholder appointing them, on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote accordingly. The Proxy confers discretionary authority upon the persons named therein with respect to all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Proxy Circular, the board of directors of the Corporation (the "Board") knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the Proxy.

IF NO CHOICE IS SPECIFIED BY A SHAREHOLDER WITH RESPECT TO ANY MATTER IDENTIFIED IN THE PROXY OR ANY AMENDMENT OR VARIATION TO SUCH MATTER, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE PROXY WILL VOTE THE SHARES REPRESENTED THEREBY IN FAVOUR OF SUCH MATTER AND FOR SUBSTITUTE NOMINEES OF MANAGEMENT FOR DIRECTORS, IF NECESSARY.

                             NON-REGISTERED HOLDERS

ONLY REGISTERED HOLDERS OF COMMON SHARES, OR THE PERSONS THEY APPOINT AS PROXYHOLDERS, ARE PERMITTED TO VOTE AT THE MEETING. However, in many cases, common shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans; or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, Proxy Circular, and Proxy relating to the Meeting (collectively, the "Meeting Materials") to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. A Non-Registered Holder who has not waived the right to receive the Meeting Materials will receive from his or her Intermediary a voting instruction form, which must be completed and signed by the Non-Registered Holder and returned in accordance with the directions of the Intermediary. The purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the common shares he or she beneficially owns.

Should a Non-Registered Holder wish to attend and vote at the Meeting in person, the Non-Registered Holder should write his or her name in the space provided for that purpose on the voting instruction form and return it in accordance with the directions of the Intermediary. The Intermediary will send the Non-Registered Holder a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder and which names the Non-Registered Holder as proxyholder. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder should deposit this form of proxy with the Corporation in accordance with the instructions set out above.

NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES, INCLUDING THOSE REGARDING WHEN AND WHERE THE VOTING INSTRUCTION FORM OR FORM OF PROXY IS TO BE DELIVERED.

                              REVOCABILITY OF PROXY

Any registered Shareholder who has returned a Proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing, including a Proxy bearing a later date, executed by the registered Shareholder or by his attorney duly authorized in writing or, if the registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the Proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournments thereof, or with the chairman of the Meeting on the day of the Meeting. ONLY REGISTERED SHAREHOLDERS HAVE THE RIGHT TO REVOKE A PROXY. NON-REGISTERED HOLDERS WHO WISH TO CHANGE THEIR VOTE MUST, AT LEAST 7 DAYS BEFORE THE MEETING, ARRANGE FOR THEIR RESPECTIVE INTERMEDIARIES TO REVOKE THE PROXY ON THEIR BEHALF.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at May 15, 2003, there were a total of 12,924,854 common shares of the Corporation outstanding. Each common share entitles the holder thereof to one vote.

To the best of the Corporation's knowledge and based solely upon public records and filings, the only person who owns or controls more than 10% of the votes attached to the issued and outstanding common shares of the Corporation is Peter Kellogg, who controls directly or indirectly 3,141,550 shares, or approximately 24.3% of the issued and outstanding common shares of the Corporation. In his public filings, Mr. Kellogg disclaims beneficial ownership of 2,821,550 of such shares, or approximately 21.8% of the issued and outstanding common shares of the Corporation.

                              ELECTION OF DIRECTORS

The Corporation's Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Corporation or with the provisions of the Business Corporations Act (Yukon). At each annual meeting of the Corporation, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the Board holds office for the unexpired term of his predecessor.

At the Meeting, shareholders will be called upon to elect one Class I director and one Class III director (together, the "nominees"). Dr. Stefan Feuerstein is nominated to be re-elected as a Class I director to serve a term of three years until the annual general meeting of Shareholders for the year 2005, to be held in the year 2006. Silke Brossmann was appointed as a Class III director on February 5, 2003 and is nominated to be elected to serve as a Class III director until the annual general meeting of Shareholders for the year 2004, to be held in the year 2005. While management does not contemplate that any of the nominees will be unable to serve as a director, if, prior to the Meeting, any vacancies occur in the slate of such nominees for any reason, the management representatives designated in the Proxy solicited in respect of the Meeting shall have discretionary authority to vote for the election of any other person or persons as directors. Proxies received on which no designation is made will be voted for management's nominees for election as directors or any substitute nominees thereof as may be determined by management, if necessary.

Oq-Hyun Chin and Sok Chu Kim, both Class II directors, have one year remaining in their respective terms as directors of the Corporation, which expire at the 2003 annual meeting of Shareholders, to be held in the year 2004. Michael J. Smith has two years remaining in his term as a director of the Corporation which expires at the 2004 annual meeting of Shareholders, to be held in the year 2005.

The following table sets forth information regarding the management nominees for election at the Meeting as directors of the Corporation and each director of the Corporation whose term of office will continue after the Meeting:


                                                                 APPROXIMATE
                                                                 NUMBER OF SHARES
                                                                 BENEFICIALLY
NAME AND PRESENT                                                 OWNED, DIRECTLY
POSITION WITH           PRINCIPAL             DIRECTOR           OR INDIRECTLY, AS
THE CORPORATION         OCCUPATION             SINCE             OF THE DATE HEREOF

Michael J. Smith        President,               1986                    85,000
President,              Chief Executive
Chief Executive         Officer and
Officer and Director    Director of
                        the Corporation

Sok  Chu  Kim(1)        Senior                   1996                      Nil
Director                Vice-President,
                        Korea Exchange
                        Bank, 1967 to 1985;
                        President of Korea
                        International Merchant
                        Bank,  1985  to 1989;
                        Advisor to Sukura Bank
                        (Seoul, Korea); Director
                        of Korea Liberalization
                        Fund Ltd.

Oq-Hyun  Chin(1)        Business Advisor,        1994                      Nil
Director                The Art Group
                        Architects &
                        Engineers Ltd.

Dr. Stefan Feuerstein   Director  and            2000                      Nil
Director and            Vice-President
Vice-President          of MFC; Managing
                        Director, MFC
                        Capital Partners AG;
                        Managing  Director
                        of the Industrial
                        Investment Council
                        of the New German
                        States; President of
                        the Thuringian
                        Economic Development
                        Corporation (Germany)
                        from 1992 to 2001

Silke  Brossmann(1)     Consultant; Head of        2003                      Nil
Director                Client Relations,
                        Prokurist and Head
                        of Central
                        Administration, Koidl
                        & Cie. Holding AG from
                        1999 to 2002
______________
(1)     Member  of  the  Audit  Committee.


The  Corporation  does  not  have  an  executive  committee  of  the  Board.

                       STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth a summary of compensation paid in the three most recently completed financial years for the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation whose individual total compensation for the most recently completed financial year exceeds $100,000 (the "Named Executive Officers").

SUMMARY  COMPENSATION  TABLE


                                         Annual  Compensation(1)
                                                            Other
Name and           Year                                     Annual
Principal          Ended           Salary       Bonus       Compensation
Position           December 31      ($)          ($)           ($)
Michael J. Smith   2002            340,649     330,624      20,234
President,         2001            353,295     352,497      18,381
Chief Executive    2000            289,198     259,017      17,596
Officer and
Director


Dr. Stefan         2002            356,112     66,771       17,805
  Feurerstein      2001            255,245(4)  -            16,646
Vice-President     2000            -           -            12,604
and Director

                                     Long-Term Compensation
                                Awards                    Payouts
                                Securities   Restricted
                                Under        Shares                    All
                                Options      or                        Other
Name and           Year         SARs(2)      Share        LTIP(3)      Compen-
Principal          Ended        Granted      Units        Payouts      sation
Position           December 31    (#)         ($)           ($)         ($)
Michael J. Smith   2002         -            -            -            -
President,         2001         -            -            -            -
Chief Executive    2000         -            -            -            2,290
Officer and
Director

Dr. Stefan         2002         -            -            -            9,160
  Feurerstein      2001         -            -            -            5,688
Vice-President     2000         -            -            -            -
and Director



                                         Annual  Compensation(1)
                                                            Other
Name and           Year                                     Annual
Principal          Ended           Salary       Bonus       Compensation
Position           December 31      ($)          ($)           ($)
Claudio            2002            228,705      205,215     7,687
  Morandi          2001            232,763      218,791     14,334
Managing           2000            212,333      133,974     5,278
Director
of MFC
Merchant
Bank S.A.

Roy Zanatta        2002            239,429      -           -
Secretary          2001            233,938      49,393      -
                   2000            85,161       10,000      -

John Musacchio     2002            301,842      -           -
Vice-President     2001            291,557      -           -
                   2000            272,803      -           -

                                    Long-Term Compensation
                                Awards                    Payouts
                                Securities   Restricted
                                Under        Shares                    All
                                Options      or                        Other
Name and           Year         SARs(2)      Share        LTIP(3)      Compen-
Principal          Ended        Granted      Units        Payouts      sation
Position           December 31    (#)         ($)           ($)         ($)
Claudio            2002          -           -            -            761,000(5)
  Morandi          2001          -           -            -            -
Managing           2000          -           -            -            -
Director
of MFC
Merchant

Roy Zanatta        2002          -           -            -            -
Secretary          2001          -           -            -            -
                   2000          -           -            -            -

John Musacchio     2002          -           -            -            -
Vice-President     2001          -           -            -            -
                   2000          -           -            -            -


(1)   On  a  cash  basis,  unless  otherwise  stated.
(2)   Stock  appreciation  rights.
(3)   Long-term  incentive  plan.
(4) Dr. Feuerstein joined the Corporation as Vice-President in April, 2001 and his salary for 2001 is based on the period April 1, 2001 through to December 31, 2001.
(5) As at December 31, 2002, Mr. Morandi had an outstanding loan of approximately $761,000 which is expected to be paid in the near term. The loan is payable on demand and bears interest at the rate of 4.25% per annum.

OPTION  GRANTS  DURING  THE  MOST  RECENTLY  COMPLETED  FINANCIAL  YEAR

The Corporation did not grant any stock options during the most recently completed financial year to the Named Executive Officers.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table sets forth information regarding securities acquired upon the exercise of stock options during the most recently completed financial year and the value of stock options held at December 31, 2002 by the Named Executives
Officers:


                                              Unexercised       Value of Unexercised
                                              Options at        in-the-Money Options
                                              December 31,      at
                 Securities      Aggregate    2002              December 31, 2002
                 Acquired        Value        (#)               ($)
                 on Exercise     Realized     Exercisable/      Exercisable/
Name                 ($)           ($)        Unexercisable     Unexercisable
Michael J.      Nil              Nil          Nil/Nil           Nil/Nil
  Smith

Dr. Stefan      Nil              Nil          50,000/Nil        $19,745/Nil
  Feuerstein

Claudio         Nil              Nil          75,000/Nil        $148,087/Nil
  Morandi

Roy Zanatta     Nil              Nil          60,000/Nil        $118,470/Nil

John Musacchio  Nil              Nil          50,000/Nil        $98,725/Nil



(1) The closing price of the Corporation's shares on December 31, 2002 on the Nasdaq National Market was U.S.$7.25.
(2) The 4,194 common shares of the Corporation were acquired in settlement of the aggregate difference between the market value of US$7.75 per share for the common shares underlying 65,000 options and the exercise price of US$7.25 per share for the options.

TERMINATION  OF  EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Michael J. Smith entered into an amended and restated employment agreement with the Corporation in 2000. The agreement generally provides, subject to certain termination provisions, for the continued employment of Mr. Smith for a period of 36 months with automatic one month renewals, so that the agreement at all times has a remaining term of 36 months. The agreement provides for an annual base salary and other compensation to be paid to Mr. Smith as determined by the Board. In the event he is terminated without cause or resigns for good reason (as defined in the agreement) within three years of a change of control (as defined in the agreement), Mr. Smith will be entitled to a lump sum severance payment of three times the sum of: (i) his current annual salary under the agreement; and (ii) the higher of his current annual bonus under the agreement and the highest variable pay and bonus received by him in the previous five fiscal years. If Mr. Smith is terminated without cause or resigns for good reason after three years of a change of control, he will be entitled to the same payments in equal instalments over 12 months.

In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of his termination and the date of the change of control, to require the Corporation to purchase all or any part of the common shares of the Corporation held by Mr. Smith on the date of termination or date of a change of control at a price equal to the average closing market price of the common shares of the Corporation on the Nasdaq National Market for the ten preceding trading days.

REPORT  ON  EXECUTIVE  COMPENSATION

The Corporation's executive compensation program during the most recently completed financial year was administered by the Corporation's Chief Executive Officer under the supervision of the Board. The Chief Executive Officer was primarily responsible for determining the compensation to be paid to the Corporation's executive officers and evaluating their performance.

The compensation of executives is based upon, among other things, the responsibility, skills and experience required to carry out the functions of each position held by each executive officer and varies with the amount of time spent by each executive officer in carrying out his or her functions on behalf of the Corporation.

The Chief Executive Officer's compensation is additionally based upon the responsibility, skills and experience required to conduct his functions and upon the time spent by him in relation to the affairs of the Corporation. In setting compensation rates for executive officers and the Chief Executive Officer, the Corporation compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable corporations.

PERFORMANCE  GRAPH

The following chart compares a $100 investment in common shares of the Corporation with the Russell 2000 Index. The chart portrays total nominal return for the fiscal years ending December 31, 1997 through 2002, assuming the reinvestment of dividends.

                                [GRAPHIC OMITED]

                   31/12/97     31/12/98     31/12/99     31/12/00     31/12/01     31/12/02
MFC Bancorp Ltd.   $ 100.00     $  80.35     $  78.15     $  68.80     $ 101.27     $  63.84
Russell 2000 Index $ 100.00     $  97.20     $ 116.24     $ 111.22     $ 112.36     $  88.11

COMPENSATION  OF  DIRECTORS

The non-management directors of the Corporation receive U.S.$20,000 annually for their services and U.S.$500 for each meeting of directors that they attend. The directors and officers are also reimbursed for expenses incurred in connection with their services as directors and officers of the Corporation.

STOCK  OPTION  PLAN

The Corporation has an incentive stock option plan that provides for the grant of incentive stock options to purchase the Corporation's common shares to the Corporation's directors, officers and key employees and other persons providing ongoing services to the Corporation. The stock option plan of the Corporation is administered by the Board. The maximum number of the Corporation's common shares which may be reserved and set aside for issuance under the Corporation's stock option plan is 2,762,000. Each option upon its exercise entitles the grantee to one common share. The exercise price of an option may not be less than the closing market price of the Corporation's common shares on the Nasdaq National Market on the day prior to the date of grant of the option. In the event that the Corporation's common shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of the Corporation's common shares on the Nasdaq National Market for the ten trading days immediately prior to the date the option is granted. Options may be granted under the Corporation's stock option plan for an exercise period of up to ten years from the date of grant of the option. The Corporation did not grant any options in 2002.

                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Except as otherwise disclosed herein, no individual who is or was a director, executive officer or senior officer of the Corporation, any proposed nominee for election as a director of the Corporation or any associate of such director or officer, is or has been indebted to the Corporation or any of its subsidiaries since the beginning of the most recently completed financial year of the Corporation, or is or has been indebted to another entity that is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries during that period.

The following table sets forth the indebtedness to the Corporation or any of its subsidiaries (other than routine indebtedness) of all present and former officers, directors, and employees of the Corporation and its subsidiaries during the financial year ended December 31, 2002 and as at May 15, 2003.


                                                                 Financially
                                     Largest                     Assisted
                                     Amount                      Securities
                                     Outstanding                 Purchases
                                     During                      During
                                     Financial     Amount        Financial
                   Involvement       Year          Outstanding   Year
Name and           of Issuer         ended         as at         Ended            Security
Principal          or                December      May           December         for
Position           Subsidiary        31,2002       15, 2003      31, 2002         Indebtedness
Claudio Morandi      Lender          $761,000(1)   $761,000      -                N/A
Managing Director
of MFC
Merchant Bank S.A.


-------------
(1) The loan is payable on demand and bears interest at the rate of 4.25% per annum. The loan is expected to be repaid in the near term.

                            APPOINTMENT OF AUDITORS

The persons named as proxyholders in the Proxy intend to vote for the reappointment of Peterson Sullivan P.L.L.C., Certified Public Accountants, as the Corporation's auditors until the next annual meeting of shareholders at a remuneration to be fixed by the Board. Peterson Sullivan P.L.L.C. were first appointed in 1990.

                                 AUDIT COMMITTEE

The audit committee is currently composed of three directors, namely Sok Chu Kim, Oq-Hyun Chin and Silke Brossmann, all of whom are considered by the Board to be "unrelated" or "independent" directors within the meaning of the guidelines adopted by the securities regulatory authorities governing the Corporation. The members of the audit committee are independent of management and free from any interest, business or relationship that could materially interfere with their ability to act in the best interests of the Corporation other than interests and relationships arising from shareholding.

The Board has approved a charter for the audit committee. The audit committee oversees the Corporation's financial reporting process and internal controls and consults with management and the Corporation's independent auditors on matters related to its annual audit and internal controls, published financial statements, accounting principles and auditing procedures being applied. The committee also reviews and evaluates of the auditor's independence and the appointment of auditors.


                              MANAGEMENT CONTRACTS

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or senior officers of the Corporation.

                     PARTICULARS OF MATTERS TO BE ACTED UPON

ORDINARY RESOLUTION RATIFYING, CONFIRMING AND APPROVING THE ADOPTION OF THE CORPORATION'S AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN


The Shareholders will be asked at the Meeting to adopt a resolution (the "Rights Plan Resolution"), substantially in the form set out in Exhibit "A" to this Proxy Circular confirming the adoption of an amended and restated shareholder rights plan agreement (the "Amendment") as between the Corporation and Computershare Investor Services Inc., as rights agent, dated May 16, 2003 (the
"Amended and Restated Rights Plan Agreement") to amend and restate in its entirety the shareholder protection rights plan agreement, adopted by the Board on May 17, 1993, and subsequently confirmed by shareholders at the annual meeting of the Corporation held on June 25, 1993, which expired May 18, 2003 (the "Rights Plan Agreement"). The Amended and Restated Rights Plan Agreement will become effective on May 16, 2003 and will continue in effect if confirmed by the Shareholders at the Meeting.

The terms of the Amended and Restated Rights Plan Agreement are summarized below, and the complete text of the Amended and Restated Rights Plan Agreement will be available for inspection at the Meeting. A copy of the Amended and Restated Rights Plan Agreement will also be provided, without cost, to Shareholders requesting the same in writing from the Secretary of the Corporation. A copy of the Amended and Restated Rights Plan Agreement is also available electronically through the websites maintained by relevant securities regulatory authorities. See "Available Information" below.

Passage of the Rights Plan Resolution will require approval by a majority of the votes cast on the matter at the Meeting. Pursuant to the terms of the Amended and Restated Rights Plan Agreement, only Independent Shareholders (as defined in the Amended and Restated Rights Plan Agreement) will be eligible to participate in the vote. If the Amended and Restated Rights Plan Agreement is not confirmed, it will be of no further force and effect. However, if confirmed, the Amended and Restated Rights Plan Agreement will remain in effect for six years, unless terminated earlier pursuant to its terms, subject to re-confirmation by Independent Shareholders after three years.

RECOMMENDATION  OF  THE  BOARD

The Board has determined that the Amended and Restated Rights Plan Agreement is in the best interests of the Corporation and unanimously recommends that Shareholders vote in favour of the Rights Plan Resolution approving the confirmation of the Amended and Restated Rights Plan Agreement. The Amended and Restated Rights Plan Agreement is not being implemented in response to any proposal, inquiry or in anticipation of any pending or threatened take-over bid or offer for the common shares of the Corporation.

BACKGROUND  TO  THE  AMENDED  AND  RESTATED  RIGHTS  PLAN  AGREEMENT

The original Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the common shares of the Corporation, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide Shareholders desiring to sell their common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The need for time is paramount if there is to be any real ability on the part of the directors of the Corporation to consider these alternatives.

The Amended and Restated Rights Plan Agreement has been designed to protect Shareholders of the Corporation from unfair, abusive or coercive take-over strategies or tactics, including the acquisition of control of the Corporation by a bidder in a transaction or series of transactions that may not treat all Shareholders equally or fairly nor afford all Shareholders an equal opportunity to share in the premium, if any, paid upon an acquisition of control. The Amended and Restated Rights Plan Agreement is not intended to prevent a take-over or deter fair offers for securities of the Corporation, but rather to facilitate the maximization of shareholder value should anyone seek to acquire control. Furthermore, it is designed to encourage anyone seeking to acquire control of the Corporation to make an offer that represents fair value to all holders of common shares and to provide a framework within which Shareholders can make a fully informed decision regarding any such offer, within a reasonable time frame, having regard for the possibility that alternatives could be forthcoming which may enhance Shareholder value. Also, the acquisition of a significant direct or indirect ownership interest in certain of the Corporation's financial services business, such as its Swiss banking subsidiary, is regulated or subject to regulatory review. The Amended and Restated Rights Plan Agreement provides a mechanism to monitor and facilitate compliance with such requirements.

POTENTIAL  ADVANTAGES  OF  THE  AMENDED  AND  RESTATED  RIGHTS  PLAN  AGREEMENT

The Board believes that, under the current rules relating to take-over bids and tender offers in Canada, there is not sufficient time for the directors of the Corporation to explore and develop alternatives for the Shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize Shareholder value. Under current rules, a take-over bid must remain open in Canada for a minimum of 35 days. Accordingly, the directors of the Corporation believe that the Amended and Restated Rights Plan Agreement continues to be an appropriate mechanism to ensure that they will be able to discharge their responsibility to assist Shareholders in responding to a take-over bid or tender offer. Further, it will facilitate compliance with the regulation of significant, direct or indirect ownership interests in the Corporation's financial services business.

In addition, the Board believes that the Amended and Restated Rights Plan Agreement will encourage persons seeking to acquire control of the Corporation to do so by means of a public take-over bid or offer available to all Shareholders. The Amended and Restated Rights Plan Agreement will deter acquisitions by means that deny some Shareholders the opportunity to share in the premium that an acquiror is likely to pay upon an acquisition of control. By motivating would-be acquirors to make a public take-over bid or offer or to negotiate with the Board, Shareholders will have the best opportunity of being assured that they will participate on an equal basis, regardless of the size of their holdings, in any acquisition of control of the Corporation.

The Board believes that the Amended and Restated Rights Plan Agreement will not adversely limit the opportunity for Shareholders to dispose of their common shares through a take-over bid or tender offer which provides fair value to all Shareholders. The directors of the Corporation will continue to be bound to consider fully and fairly any bona fide take-over bid or offer for common shares of the Corporation and to discharge that responsibility with a view to the best interests of the Shareholders.

POTENTIAL  DISADVANTAGES  OF  THE  AMENDED  AND  RESTATED  RIGHTS PLAN AGREEMENT

Because the Amended and Restated Rights Plan Agreement may increase the price to be paid by an acquiror to obtain control of the Corporation and may discourage certain transactions, confirmation of the Amended and Restated Rights Plan Agreement may reduce the likelihood of a take-over bid being made for the outstanding common shares of the Corporation. Accordingly, the Amended and Restated Rights Plan Agreement may deter some take-over bids that Shareholders might wish to receive and may make the replacement of management less likely.

SUMMARY  OF  THE  AMENDED  AND  RESTATED  RIGHTS  PLAN AGREEMENT CHARACTERISTICS

THE FOLLOWING DESCRIPTION OF THE CHARACTERISTICS AND TERMS OF THE AMENDED AND RESTATED RIGHTS PLAN AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE TEXT OF THE AMENDED AND RESTATED RIGHTS PLAN AGREEMENT. ALL CAPITALIZED TERMS USED HEREIN BUT NOT DEFINED IN THIS SUMMARY ARE DEFINED IN THE AMENDED AND RESTATED RIGHTS PLAN AGREEMENT.

Upon a person or related group making a Take-over Bid, or acquiring Beneficial Ownership of 20% or more of the outstanding Common Shares, other than through certain "Permitted Acquisitions" (as discussed below), including a Permitted Bid or Competing Permitted Bid, or on terms otherwise approved by the Board (a "Flip-in Event"), the Rights entitle their holders (other than the acquiror) to acquire Common Shares at a 50% discount from the then prevailing market price, with the result that the acquiror may suffer substantial dilution of its interest in the Corporation.

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid, which are each a Take-over Bid made to all Independent Shareholders by take-over bid circular prepared in compliance with applicable laws and subject to certain additional conditions (as set forth below). The "permitted bid" concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit Shareholders to review and decide upon a take over bid for themselves, while establishing a minimum standard of fairness and giving Shareholders and the Board sufficient time to evaluate the Permitted Bid or Competing Permitting Bid.

The Amended and Restated Rights Plan Agreement does not require that a special meeting of Shareholders be called to approve a Permitted Bid or Competing Permitted Bid. Instead, Shareholders who favour the bid indicate their approval simply by tendering their Common Shares to it. If Shareholders independent of the bidder tender shares representing more than 50% of the Common Shares then outstanding by the end of the minimum initial tender period (i.e. 60 days), the bid must be extended for a further period of 10 days to allow initially non-tendering Shareholders to tender their Common Shares to the bid if they so choose. Common Shares deposited pursuant to a bid for less than all of the Common Shares held by Independent Shareholders must be taken up and paid for on a pro rata basis. The initial tender acts as a surrogate for the costly and rather cumbersome process of requiring a Shareholder vote at a special Shareholders' meeting. As with a Shareholder vote, there is no coercion to tender during the initial 60-day period as the bid, by definition, must be open for acceptance for at least 10 days after expiry of the initial tender period. Of course, the Board may call a Shareholders' meeting at any time should it believe that a meeting would be beneficial to the Shareholders.

Pursuant to the Amendment, the Rights Plan Agreement was amended to remove the "Flip-over Transaction or Event" feature which had provided in the event that, if at any time following the Separation Time, the Corporation had undergone a merger or amalgamation or similar transaction, or had disposed of assets: (a) aggregating more than 50% of the assets; or (b) which generated more than 50% of the operating income or cash flow of the Corporation and its subsidiaries, taken together, each Right (other than those held by an Acquiring Person) would "flip-over" to entitle the registered holder to acquire Common Shares in the continuing or acquiring company at a 50% discount.

In addition, the "Exchange Option" feature was removed. The Exchange Option had provided that, if at any time the Board, acting in good faith, had determined that conditions existed which would eliminate or materially diminish in any respect the benefits intended to be afforded to the holders of Rights under the Rights Plan Agreement, it may, at its option, at any time after a person has become an Acquiring Person, authorize the Corporation to issue or deliver, in exchange for each Right (excluding Rights held by an Acquiring Person), debt or equity securities or assets (or a combination thereof) of the Corporation and, in that event, the rights of holders of Rights to exercise the Rights would terminate. Furthermore, the Exercise Price for the Rights was increased from $18.00 to $75.00 to bring the Amended and Restated Rights Plan Agreement in line with current market conditions.

The adoption of the Amended and Restated Rights Plan Agreement does not in any way detract from or lessen the duty of the Board to act honestly and in good faith in the best interests of the Corporation and to consider an offer in accordance with that duty. It is not the intention of the Board to secure the continuance of existing directors or officers in office to avoid an acquisition of control of the Corporation in a transaction that is fair and in the best interests of the Corporation and its Shareholders, or to avoid the fiduciary duties of the Board. The public proxy mechanism of the Business Corporations Act (Yukon) is not affected by the Amended and Restated Rights Plan Agreement, and a Shareholder may use his statutory rights to promote a change in the management or direction of the Corporation, including the right of Shareholders holding not less than 5% of the outstanding Common Shares to requisition the Board to call a meeting of Shareholders.

SUMMARY  OF  THE  AMENDED  AND  RESTATED  RIGHTS  PLAN  AGREEMENT  TERMS

Distribution  of  Rights

In order to implement the Amended and Restated Rights Plan Agreement, the Board authorized the Corporation to issue one Right in respect of each outstanding Common Share to holders of record as at the Record Time and authorized the Corporation to issue one Right for each Common Share issued after the Record Time and prior to the "Separation Time" or the "Expiration Time" (as defined below). The initial exercise price of a Right is $75 (the "Exercise Price"). The Exercise Price is subject to certain adjustments as described below. Conditional upon confirmation of the Amended and Restated Rights Plan Agreement by the Shareholders of the Corporation at the Meeting, the Rights will expire six years after the Effective Date (the "Expiration Time"), unless the Amended and Restated Rights Plan Agreement is reconfirmed or the Rights are exchanged or redeemed earlier by the Corporation as described below.

Dilution

In the event that a person announces the acquisition of 20% or more of the Common Shares of the Corporation, other than through certain Permitted Acquisitions including a Permitted Bid or Competing Permitted Bid or on terms otherwise approved by the Board, each Right (other than any held by an Acquiring Person) will "Flip-In" to entitle the registered holder to acquire Common Shares at a 50% discount from the then prevailing market price. For example, if at the time of such announcement the Exercise Price is $75 and the Common Shares have a Market Value of $30 each, the holder of each Right would be entitled to purchase 5 Common Shares for an aggregate price of $75 (the number of Common Shares at 50% of Market Value that can be obtained for the Exercise Price, excluding any fractional shares).

Separation  Time

The "Separation Time" is the Close of Business on the tenth Business Day following the earlier of:

(a)     the  Stock  Acquisition  Date;

(b) the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid); and

(c)     the  date upon which a Permitted Bid or Competing Bid ceases to be such.

In addition, the Board may determine such later time provided that, if the Board determines to waive the application of the Flip-in Event provision, or if any Take-over Bid is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed never to have been made.

Trading  and  Exercise  of  Rights

The Rights will separate and trade apart from the Common Shares and become exercisable after the Separation Time upon the issuance of "Rights Certificates" (as defined below). Until the Separation Time, the Rights may be transferred only with the associated Common Shares and will be represented by the outstanding Common Share certificates; new Common Share certificates issued on the transfer of existing Common Shares or on the issuance of additional Common Shares will contain a notation incorporating the Rights Agreement by reference. Promptly following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of Common Shares as of the Separation Time; thereafter, the Rights Certificates will evidence the Rights.

Acquiring  Person

Subject to certain exceptions set forth in the Rights Agreement, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of Beneficial Ownership of 20% or more of the outstanding Voting Shares. A person will not trigger the separation and exercisability of the Rights if he becomes the Beneficial Owner of 20% or more of the Voting Shares as a result of Permitted Bid Acquisitions, Voting Share Reductions, Pro-rata Acquisitions or otherwise on terms approved by the Board (collectively the "Permitted Acquisitions"), provided that if he becomes the Beneficial Owner of 20% or more of the Voting Shares by such means and he is or subsequently becomes the Beneficial Owner of additional Voting Shares constituting more than 1% of the Voting Shares outstanding, other than by a Permitted Acquisition, then, as of the date of such additional acquisition, he shall become an Acquiring Person.

The Amended and Restated Rights Plan Agreement also contains a grandfathering provision which states that a person shall not be and shall not be deemed to be an Acquiring Person if such person was the beneficial owner of 20% or more of the outstanding Voting Shares of the Corporation as determined at the Record Time. The provision further states that should such a person after the Record Time become the beneficial owner of additional Voting Shares of the Corporation constituting more than 0.5% of the Voting Shares of the Corporation other than through Permitted Acquisitions the exemption provided by the grandfathering provision shall cease to be applicable to that person. This provision is necessary as the Corporation already has a Shareholder with a greater than 20% interest in its Voting Shares.

Beneficial  Ownership

Beneficial Ownership is broadly defined in the Amended and Restated Rights Plan Agreement, but certain exceptions from its scope are provided, among them an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a Take-over Bid for the Corporation's Voting Shares and persons who enter into Permitted Lock-up Agreements.

Permitted  Bid

As discussed above, a Permitted Bid or Competing Permitted Bid will not trigger the dilutive effects of the Rights. A Permitted Bid or Competing Permitted Bid is a Take-over Bid by means of a Take-over Bid Circular, and which also complies with the following conditions:

(a) the bid must be made to all Shareholders wherever resident as registered on the books of the Corporation on identical terms; and

(b)     the  bid  contains  irrevocable  and  unqualified  provisions  that:

(i) all Voting Shares may be deposited pursuant to the bid at any time prior to the close of business on the date referred to in (ii) below and that all Voting Shares deposited pursuant to the bid may be withdrawn at any time prior to the close of business on such date;

(ii) no Voting Shares will be taken up or paid for pursuant to the bid prior to the close of business on a date which is not less than 60 days following the date of the bid and unless Independent Shareholders have deposited or tendered shares representing more than 50% of the Voting Shares then outstanding pursuant to the bid and have not withdrawn such shares; and

(iii) should the condition referred to in (ii) above be met, the bid will be extended on the same terms for a period of not less than 10 days from the date referred to in (ii) above provided that where a greater number of Voting Shares are deposited than the bidder is bound or willing to acquire pursuant to a bid for less than all of the Voting Shares held by Independent Shareholders, the Voting Shares must be taken up and paid for on a pro rata basis.

A Competing Permitted Bid may proceed contemporaneously with a Permitted Bid provided it expires on the later of 35 days after the date of the Competing Permitted Bid and 60 days following the date of the earliest Permitted Bid.

The Corporation is of the view that the requirement that the bid be made to all registered holders of Voting Shares, wherever resident, is necessary in order to ensure equal treatment for all Shareholders, particularly as a number of the Corporation's Shareholders reside in the United States.

Redemption  and  Waiver

The Board may, at its option, at any time prior to the Flip-in Event, with the prior consent of holders of Voting Shares or Rights, as applicable, elect to redeem all but not less than all of the Rights at a redemption price of $0.001 per Right and, in that event, the right of holders of Rights to exercise the Rights will terminate. The Rights Agreement also gives the Board the right in certain circumstances, without the prior consent of holders of Voting Shares or Rights, as applicable, to waive the application of Amended and Restated Rights Plan Agreement, as set out therein.

For example, the Amended and Restated Rights Plan Agreement contains certain provisions with regard to waiver of the Amended and Restated Rights Plan Agreement if a person became an Acquiring Person by inadvertence and without any intention to become or knowledge that it would become an Acquiring Person under the Amended and Restated Rights Plan Agreement in the event that the person, within 10 days following the determination by the Board, has reduced its beneficial ownership of shares such that the person is no longer an Acquiring Person. If the person remains an Acquiring Person at the close of business following the 10 days, the provisions of the plan are triggered.

Supplements  and  Amendments

The ability of the Corporation to amend the Amended and Restated Rights Plan Agreement is subject to the terms contained therein. The Corporation may amend or supplement the agreement, inter alia, as follows:

(a) without the consent of holders of Voting Shares or Rights to correct any clerical or typographical error or cure any ambiguity or inconsistency which are required to maintain the validity of the Amended and Restated Rights Plan Agreement as a result of any change in any applicable legislation, regulations or rules thereunder;

(b) with the prior consent of the holders of Voting Shares, at any time prior to the Separation Time, supplement, amend, vary or delete any of the provisions;

(c) with the prior consent of the holders of Rights, at any time on or after the Separation Time and before the Expiration Time, supplement, amend, vary or delete any of the provisions; and

(d) without the prior approval of any holders of Voting Shares or the Rights, supplement, amend, delete or vary any of the provisions of the Amended and Restated Rights Plan Agreement or the Rights as may be required to maintain its validity or effectiveness including without limitation, revising the Exercise Price of the Rights as a result of any change in applicable legislation or regulation provided that: (i) if made before the Separation Time, any such amendment, supplement, variation or deletion shall be submitted to the shareholders of the Corporation at the next general meeting of the shareholders for confirmation; or (ii) if made after the Separation Time, any such amendment, variation or deletion shall be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation for confirmation. If the Corporation fails to receive confirmation by its shareholders, then such supplement, amendment, variation or deletion shall cease to be effective from and after the termination of the meeting.

Notwithstanding anything in the Amended and Restated Rights Plan Agreement, no amendment or supplement may be made to the provisions concerning the Rights Agent without the express written consent of the Rights Agent.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, or in the Corporation's annual report on Form 20-F, no director, senior officer or insider of the Corporation, or any associate or affiliate of such director, officer or insider, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year that has materially affected the Corporation or any of its subsidiaries, or any proposed transaction that would materially affect the Corporation or any of its subsidiaries, except with respect to an interest arising from the ownership of shares of the Corporation where such person will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares in the capital of the Corporation.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no individual who has been a director or senior officer of the Corporation at any time since the beginning of the last financial year of the Corporation, or any proposed management nominee for election as a director, or any associate or affiliate thereof, has any material interest, direct or indirect, by way of beneficial ownership in the Corporation or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

                          REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Corporation is CIBC Mellon Trust Company at 2001 University Street, 16th Floor, Montreal, Quebec H3A 2A6.

                                 OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Corporation, shall properly come before the Meeting, the Proxy given pursuant to the solicitation by management of the Corporation will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.


                              AVAILABLE INFORMATION

The Corporation files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the "SEC") in the United States. The documents filed with the SEC are available to the public from the SEC's website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

                            APPROVAL AND CERTIFICATE

The undersigned hereby certifies that the contents and the sending of this Proxy Circular have been approved by the directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER CERTAIN SECURITIES LEGISLATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED  this  19th  day  of  May,  2003.

                                     BY  ORDER  OF  THE  BOARD


                                     /s/  Michael  J.  Smith
                                     -----------------------------
                                     MICHAEL  J.  SMITH
                                     President

                                   EXHIBIT "A"

ORDINARY RESOLUTION RATIFYING, CONFIRMING AND APPROVING THE ADOPTION OF MFC BANCORP LTD.'S (THE "CORPORATION") AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

"BE  IT  RESOLVED  as  an  ordinary  resolution  that:

1. The amended and restated shareholder rights plan agreement, upon the terms and conditions set forth in the Amended and Restated Rights Plan Agreement dated as of May 16, 2003 entered into by the Corporation with Computershare Investor Services Inc., copies of which agreement have been tabled at the Meeting, are available to Shareholders upon request and the terms of which were described in the Corporation's Management Proxy Circular dated May 19, 2003, be and the same is hereby approved, authorized, ratified and confirmed;

2. The actions of the directors and officers of the Corporation in adopting the Amended and Restated Shareholder Rights Plan and in executing and delivering the Amended and Restated Shareholder Rights Plan Agreement be and the same are hereby approved, authorized, ratified and confirmed; and

3. Any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

MFC  BANCORP  LTD.

FORM  OF  PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC BANCORP LTD. (THE "CORPORATION") FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 27, 2003 (THE "MEETING").

The undersigned, a registered shareholder of the Corporation, hereby appoints Rene Randall or failing him Roy Zanatta, or instead of any of them
_____________________________________________,  as  proxyholder,  with  power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournments thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournments thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters:

1.   The  election  of  the  following  Class I and Class III directors of the
     Corporation:

     (a)  DR.  STEFAN  FEUERSTEIN  as  a  Class  I  director.

     FOR  [   ]                                  WITHHOLD  FROM  VOTING  [   ]

     (b)  SILKE  BROSSMANN  as  a  Class  III  director.

     FOR  [   ]                                  WITHHOLD  FROM  VOTING  [   ]

2. The reappointment of Peterson Sullivan P.L.L.C. as auditors of the Corporation for the ensuing year.

     FOR  [   ]                                  WITHHOLD  FROM  VOTING  [   ]

3. The authorization to the directors to fix the remuneration to be paid to the auditors for the ensuing year.

     FOR  [   ]                                                 AGAINST  [   ]

4. The approval, ratification and confirmation, by ordinary resolution, in substantially the form of the Resolution set out in Exhibit "A" to the Proxy Circular relating to the Meeting, of the adoption of the Corporation's Amended and Restated Shareholder Protection Rights Plan.

     FOR  [   ]                                                 AGAINST  [   ]

NOTES:

1. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting.

2. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING OTHER THAN THE PERSONS SPECIFIED ABOVE. If you desire to designate as proxyholder a person other than Rene Randall or Roy Zanatta, you should strike out their names and insert in the space provided the name of the person you desire to designate as proxyholder or complete another proper Form of Proxy.

3. A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it is mailed to shareholders.

4. A proxy, to be effective, must be deposited with the Corporation, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

___________________________________________________________________________
Signature
___________________________________________________________________________
Name  (Please  Print)
___________________________________________________________________________
Address

NUMBER  OF  SHARES:  ______________________________________________________

DATED  this  _______  day  of  _________________________________,  2003.

                                MFC BANCORP LTD.

                      SUPPLEMENTAL MAILING LIST RETURN CARD

                TO REGISTERED AND BENEFICIAL SECURITY HOLDERS OF
                      MFC BANCORP LTD. (THE "CORPORATION")

National Instrument 54-101/Shareholder Communication provides registered and beneficial shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the Corporation. These reports are also available for review on the SEDAR website along with all other information released by the Corporation. If you are interested in receiving such statements, by mail, fax or e-mail, please complete and return this form to the Corporation at the following address:

                                MFC BANCORP LTD.
                          SUITE 1620-400 BURRARD STREET
                           VANCOUVER, BRITISH COLUMBIA
                                     V6C 3A6

I HEREBY CERTIFY that I am a Shareholder of the Corporation, and as such, request that you add me to your Supplemental Mailing List.

________________________________________________________________________________
Name  -  Please  Print

________________________________________________________________________________
Address/  city/  Province/  Postal  Code

__________________________     ________________________
Signature                      Date

_______________________________________________________
e-mail  address

Method  of  communication:     _____  e-mail*     _____  mail

*If you wish to receive electronic notification of the availability and/or release of supplemental information, please read the attached "Consent to Electronic Delivery of Documents" form and provide your e-mail address above. Please ensure that your mailing address is complete, in the event that electronic delivery fails, you may receive information by mail.


--------------------------------------------------------------------------------
 THE CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS FORM MUST BE SIGNED TO RECEIVE
                           INFORMATION ELECTRONICALLY
--------------------------------------------------------------------------------

                   CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

1. I acknowledge that access to both Internet e-mail and the World Wide Web is required in order to access documents electronically. I may receive by e-mail notification of the availability of a document in electronic format. The notification e-mail may or may not contain the actual document. If not, the notification e-mail will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download and print the document from my computer.

2. I acknowledge documents distributed electronically may be distributed in Adobe's Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com. The Reader software must be correctly installed on my system before I will be able to view documents in PDF format.

3. I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any documents delivered electronically if I contact the deliverer by regular mail (Suite 1620 - 400 Burrard Street, Vancouver, British Columbia, V6C
3A6).

4. For the above named issuer(s) the documents will be maintained for a minimum of 6 months and a maximum of 12 months from the date of posting to the web site. Specific cancellation dates will be noted on the documents themselves.

5. I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.

6. I understand that my consent may be removed or changed, including any change in electronic mail address to which documents are delivered at any time by notifying the deliverer of such revised or revoked consent by regular mail (Suite 1620 - 400 Burrard Street, Vancouver, British Columbia, V6C 3A6).

7.     I  understand  that  I am not required to consent to electronic delivery.

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

_____________________________          _________________________________________
(Name)                                 (Postal  Address)



_______________________________________
SIGNATURE  OF  SHAREHOLDER

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant    MFC  BANCORP  LTD.
              -------------------------------------

By            /s/  Roy Zanatta
              -------------------------------------
              Roy Zanatta
              Secretary

Date          May  23,  2003
              -------------------------------------